UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-35391
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BROOKFIELD OFFICE PROPERTIES CANADA
(Exact name of registrant as specified in its charter)
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181 Bay Street, Suite 330
Toronto, Ontario, Canada, M5J 2T3
(Address of principal executive office)
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 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F ☐ Form 40-F ☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description
99.1	Press release dated January 5, 2012

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD OFFICE PROPERTIES CANADA

Date: January 6, 2012	By:	/s/ Michelle L. Campbell Name: Michelle L. Campbell Title: Assistant Secretary